Exhibit 23.3

When the transaction referred to in notes 1 and 25 of the Notes to the Consolidated Financial Statements has been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cadence Bancorporation:

We consent to the use of our report dated March 25, 2016, except as to notes 1 and 25, which are as of —— with respect to the consolidated balance sheet of Cadence Bancorporation as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

[unsigned]

Houston, Texas

March 31, 2017, except as to

notes 1 and 25, which are as of ...